SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                AMENDMENT NO. 7

                               Ruby Tuesday, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   781182100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1 (b)
[ ] Rule 13d-1 (c)
[ ] Rule 13d-1 (d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13G

CUSIP No. 781182100
-------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. OR I.R.S. Identification No. of Above Person
    Westport Asset Management, Inc. - 06-1087640
    Westport Advisers LLC - 06-1497709

-------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group*
                                                                        (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
3   SEC Use only


-------------------------------------------------------------------------------
4   Citizenship or place of organization
    Connecticut

-------------------------------------------------------------------------------
                  5    Sole Voting Power
                       890,200
                  -------------------------------------------------------------
Number of         6    Shared Voting Power
Shares                 2,141,950
Beneficially      -------------------------------------------------------------
Owned             7    Sole Dispositive Power
By Each                890,200
Reporting         -------------------------------------------------------------
Person            8    Shared Dispositive Power
With                   3,276,650
-------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person
    4,166,850

-------------------------------------------------------------------------------
10  Check box if the aggregate amount in row (9) excludes certain shares
    8,900
                                                                            |x|
-------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row 9
    6.32%

-------------------------------------------------------------------------------
12  Type of Reporting Person*
    IA

-------------------------------------------------------------------------------

Item 1 (a)      Name of Issuer:
-----------     ---------------
                RUBY TUESDAY, INC.

Item 1 (b):     Address of Issuer's Principal Executive Offices:
-----------     ------------------------------------------------
                150 WEST CHURCH AVENUE
                MARYVILLE, TN 37801

Item 2 (a):     Name of Person Filing:
-----------     ----------------------
                WESTPORT ASSET MANAGEMENT, INC.

Item 2 (b):     Address of Principal Business Office:
-----------     -------------------------------------
                253 Riverside Avenue
                Westport, CT  06880

Item 2(c):      Citizenship:
-----------     ------------
                Connecticut

Item 2(d):      Title of Class of Securities:
-----------     -----------------------------
                Common Stock

Item 2 (e):     CUSIP Number:
-----------     -------------
                781182100

Item 3.         If this stated is filed pursuant to Rules 13d-1(b), or
-------         13d-2(b), check whether the person filing is a:
                ------------------------------------------------------


                (a) ( ) Broker or Dealer registered under Section 15 of the Act

                (b) ( ) Bank as defined in Section 3(b)(6) of the Act

                (c) ( ) Insurance Company as defined in Section 3(a) (19) of the Act

                (d) ( ) Investment Company registered under Section 8 of the
                        Investment Company Act

                (e) (X) Investment Adviser registered under Section 203 of the
                        Investment Advisors Act of 1940

                (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the Provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1
                        (b)(1)(ii)(F)

                (g) (X) Parent Holding Company, in accordance with
                        ss.240.13d-1(b)(ii)(G) (Note: See Item 7)

                (h) ( ) Group in accordance with ss.240.13d-1 (b)(1)(ii)(H)

Item 4.         Ownership.
-------         ---------

                (a)  Amount Beneficially owned:
                     4,166,850 shares

                (b)  Percent of Class:
                     6.32%

                (c)  Number of shares as to which such person has:

                     (i)  sole power to vote or to direct the vote:
                          890,200

                     (ii) shared power to vote or to direct the vote:
                          2,141,950

                     (iii)sole power to dispose or to direct the disposition
                          of: 890,200

                     (iv) shared power to dispose or to direct the disposition
                          of:
                          3,276,650

Item 5.         Ownership of Five Percent or Less of a Class
-------         --------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( )

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:
-------         ----------------------------------------------------------------

WESTPORT ASSET MANAGEMENT, INC. IS DEEMED TO BE A BENEFICIAL OWNER FOR PURPOSES OF RULE 13 (D) SINCE IT HAS SHARED POWER TO MAKE DECISIONS WHETHER TO RETAIN, DISPOSE OF THE SECURITIES OF MANY UNRELATED CLIENTS. WESTPORT ASSET MANAGEMENT, INC. DOES NOT, HOWEVER, HAVE AN ECONOMIC INTEREST IN THE SECURITIES OF THOSE CLIENTS. THE CLIENTS ARE ACTUAL OWNERS OF THE SECURITIES AND HAVE THE SOLE RIGHT TO RECEIVE AND THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM OR PROCEEDS FROM THE SALE OF SUCH SECURITIES. THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF SUCH SHARES AND DISCLAIMS THE EXISTENCE OF ANY GROUP.

EMPLOYEE (S) OF WESTPORT ASSET MANAGEMENT, INC. AND WESTPORT ADVISERS LLC, ("EMPLOYEES") OWN 8,900 SHARES. EMPLOYEE (S) OWN THESE SHARES IN THEIR PERSONAL SECURITIES ACCOUNTS. WESTPORT ASSET MANAGEMENT,INC. DISCLAIMS BENEFICIAL OWNERSHIP OF THESE SHARES SINCE THESE SHARES WERE PURCHASED WITH EACH EMPLOYEE
(S)' PERSONAL FUNDS AND EACH EMPLOYEE HAS EXCLUSIVE DISPOSITIVE VOTING POWER OVER THE SHARES HELD IN THEIR RESPECTIVE ACCOUNTS.

WESTPORT ASSET MANAGEMENT, INC. OWNS 50% OF WESTPORT ADVISORS LLC, WHICH IS ALSO AN INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE INVESTMENT ADVISORS ACT OF 1940. WITH REGARD TO THE SHARES SET FORTH UNDER ITEM 4. (C ) (II), WESTPORT ASSET MANAGEMENT INC. AND WESTPORT ADVISERS LLC ARE DEEMED TO BE BENEFICIAL OWNERS FOR PURPOSES OF RULE 13 (D) SINCE THEY BOTH HAVE SHARED POWER TO MAKE DECISIONS WHETHER TO RETAIN OR DISPOSE AND VOTE THE SECURITIES. WESTPORT ADVISERS LLC SERVES AS INVESTMENT MANAGER OF THE WESTPORT FUNDS, MUTUAL FUNDS WHICH HOLD SUCH SHARES IN THE ORDINARY COURSE OF THEIR BUSINESS NOT WITH THE PURPOSE NOR WITH THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER.




Item 7.         Identification and Classification of the Subsidiary Which
-------         acquired the Security Being Reported on By the Parent Holding
                Company.
                -------------------------------------------------------------

WESTPORT ASSET MANAGEMENT,INC. MAKES THIS FILING PURSUANT TO RULE 13D-1 (B) (II)
(G) SINCE IT OWNS 50% OF WESTPORT ADVISERS LLC. WESTPORT ASSET MANAGEMENT, INC. IS AN INVESTMENT ADVISOR AND WESTPORT ADVISORS LLC IS AN INVESTMENT ADVISOR FOR A SERIES OF PUBLIC MUTUAL FUNDS.



Item 8.         Identification and Classification of Members of the Group.
-------         ----------------------------------------------------------
                N/A

Item 9.         Notice of Dissolution of Group.
-------         -------------------------------
                N/A

Item 10.        Certification
--------        -------------

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

     Disclaimer
     ----------

     The undersigned expressly declares that the filing of this Schedule 13G shall not be construed as an admission that such person is, for the purpose of
Section 13(d) or 13(g) of the Securities Act of 1934, the beneficial owner of any securities covered by this statement.

     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date     February 12, 2004


                                             Westport Asset Management, Inc.


                                             By /s/ Andrew J. Knuth
                                             -------------------------------
                                             Andrew J. Knuth, Chairman